19007234

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69525

8-69525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New City Capital llc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 East Campbell Ave, Suite 102 (No. and Street)

Campbell	CA	95008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Spicer Jeffries LLP (Name - if individual, state last, first, middle name)

SEC Mail Processing

4601 DTC Boulevard Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

MAR 2019

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Lili Wang, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of New City Capital LLC, as of December 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Subscribed and sworn to before me this 28 day of Feb 2019

Notary Public

PIYUSH DAVE
Notary Public - California
Santa Clara County
Commission # 2242748
My Comm. Expires Jun 11, 2022

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
New City Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of New City Capital LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as New City Capital LLC's auditor since 2015.

Denver, Colorado
February 22, 2019

NEW CITY CAPITAL LLC

FINANCIAL STATEMENTS
(PUBLIC)

FISCAL YEAR-ENDED DECEMBER 31, 2018

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission

NEW CITY CAPITAL LLC

Table of Contents

NEW CITY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets:	
Cash and cash equivalents	$ 1,507,822
Accounts receivable and other assets	101,123
	$ 1,608,945
Liabilities and Members' Equity:	
Accounts Payable	$ 1,255,740
Members' Equity	353,205
Total Liabilities and Members' Equity	$ 1,608,945

The accompanying notes are an integral part of this statement

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – Summary of significant accounting policies:

New City Capital LLC (the "Company" or the "Firm") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the Financial Regulatory Authority, Inc. ("FINRA"). The Company is incorporated in the State of California and became a FINRA member July 6, 2015.

The Firm conducts private placement services for institutional clients. The Company earns all of its operating revenues in the form of private placement service fees under SEC Regulation D, through the USCIS EB-5 program.

Basis of Presentation:

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

During the year ended December 31, 2018, the Company derived commissions and fees from the sourcing and placement of regulation D private placement for participants in the USCIS EB-5 program. Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company this guidance to have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 – Summary of significant accounting policies (continued):

15c3-3 Exemption:

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents:

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2018, the Company had no cash equivalents.

Income Taxes:

No provision or liability for federal income taxes has been included in the financial statements due to the Company's limited liability status is in the State of California.

Accounting principles generally accepted in the United States of America require the Company to examine its positions for tax uncertainty, to which Management is not aware of any tax positions that are more likely than not to change in the next twelve months, or that would not sustain an examination by applicable taxing authorities.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 – Summary of significant accounting policies (continued):

Subsequent Events:
The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were issued.

NOTE 2 – Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 SEC Rule 240.15c3-1), which requires the maintenance of minimum net capital at all times, and mandates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1).

The minimum net capital requirement is the greater of:

- The ratio of aggregate indebtedness to net capital shall not exceed 1/15th of A.I., or
- The minimum dollar requirement ($5,000).

At December 31, 2018, the Company had net capital of $329,382, which was $245,666 in excess of its required minimum net capital of $83,716.

The Company's net capital ratio (aggregate indebtedness-to-net capital) was 3.812-to-1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15-to-1 in the Company's first year of operation.

NOTE 3 – Commitments and Contingencies:

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amounts of relief sought or expected to be sought therein.

The Company entered into a three year lease agreement for its office in Campbell, California. The lease began May 1, 2018 and terminates on April 30, 2021. The future minimum lease payments are as follows:

Year Ending December 31:	Amount
2019	$47,520
2020	48,840
2021	16,428
Total	$112,785

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 3 – Commitments and Contingencies (continued):

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2018, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

NOTE 4 – Financial Instruments, Off-Balance Sheet Risk and Contingencies:

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets, and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash is held at a financial institution, and at times, such amounts may exceed FDIC insurable limits; however, the Company has not experienced any losses related to such cash balances. As of December 31, 2018 the Company's cash in excess of FDIC limit of $250,000 was $1,007,823.

The Firm conducts private placement services for institutional clients, and earns all of its operating revenues in the form of private placement service fees under SEC Regulation D, through the USCIS EB-5 program. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.